Exhibit 99.2

FORM 62-103F1

REQUIRED DISCLOSURE UNDER THE EARLY WARNING REQUIREMENTS

Item 1 - Security and Reporting Issuer:

1.1 State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

This report relates to the acquisition of subscription receipts (the “Subscription Receipts”) of Arena Minerals Inc. (the “Corporation”).

The Corporation’s head office address is 1410 - 120 Adelaide St. W, Toronto, ON, M5H 1T1.

1.2 State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

Not applicable. The Subscription Receipts were acquired pursuant to the Offering (as defined below).

Item 2 - Identity of the Acquiror:

2.1 State the name and address of the acquiror.

Lithium Americas Corp. (the “Acquiror”)
300-900 West Hastings Street
Vancouver, British Columbia
V6C 1E5

2.2 State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

On July 12, 2021, the Corporation commenced a non-brokered private placement for aggregate gross proceeds of C$10,000,000 (the “Offering”). As part of the Offering, on July 12, 2021, the Acquiror and the Corporation entered into a subscription agreement (the “Subscription Agreement”) pursuant to which the Corporation agreed to purchase 42,857,143 Subscription Receipts at a price of C$0.14 per Subscription Receipt, for total consideration of C$6,000,000.

Following the closing of the offering, and upon completion by the Corporation of its acquisition of the Sal de la Puna lithium project (the “Release Condition”), the Subscription Receipts will be exchanged without payment of additional consideration for units of the Corporation (each a "Unit"). Each Unit shall consist of one common share of the Corporation (a "Common Share") and one-half of one common share purchase warrant (each whole warrant, a "Warrant"). Each Warrant entitles the holder to acquire one Common Share of the Corporation at $0.25 for a period of 24 months from the date of issuance. If the Release Condition is not met by August 15, 2021, the proceeds of the Offering will be returned to the subscribers without interest or deduction and the Subscription Receipts will be cancelled.

2.3 State the names of any joint actors.

Not applicable.

Item 3 - Interest in Securities of the Reporting Issuer:

3.1 State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file the report and the change in the acquiror’s securityholding percentage in the class of securities.

The Acquiror did not own any securities of the Corporation prior to triggering the requirement to file this report.

Upon completion of the Offering, the Acquiror will acquire 42,857,143 Subscription Receipts. Assuming exchange of the Subscription Receipts (as described in Item 2.2 above) for Units and completion of the full Offering by the Corporation, the Acquiror will own and control 42,857,143 Common Shares and 21,428,571 Warrants, representing approximately 15.1% of the issued and outstanding Common Shares on an undiluted basis, and assuming exercise of the Warrants, approximately 20.2% on a partially diluted basis, without taking into consideration any additional securities to be issued by the Corporation to close the Release Condition transaction.

3.2 State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file the report.

The Acquiror acquired ownership.

3.3 If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4 State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

See Item 3.1 above.

3.5 State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities referred to in Item 3.4 over which

(a) the acquiror, either alone or together with any joint actors, has ownership and control,

Following the completion of the Offering, the Acquiror will acquire 42,857,143 Subscription Receipts. Assuming exchange of the Subscription Receipts (as described in Item 2.2 above), the Acquiror will have ownership and control of 42,857,143 Common Shares and 21,428,571 Warrants, representing approximately 15.1% of the issued and outstanding Common Shares on an undiluted basis, and assuming exercise of the Warrants, approximately 20.2% on a partially diluted basis, without taking into consideration any additional securities to be issued by the Corporation to close the Release Condition transaction.

(b) the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

Not applicable.

(c) the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

3.6 If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror’s securityholdings.

Not applicable.

3.7 If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement. State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable.

3.8 If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4 - Consideration Paid:

4.1 State the value, in Canadian dollars, of any consideration paid or received per security and in total.

The Acquiror will acquire ownership of 42,857,143 Subscription Receipts at a price of C$0.14 per Subscription Receipt, for total consideration of C$6,000,000.

4.2 In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

See Item 4.1 above.

4.3 If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

Not applicable.

Item 5 - Purpose of the Transaction:

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:
(a) the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;
(b) a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

(d) a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;
(e) a material change in the present capitalization or dividend policy of the reporting issuer;
(f) a material change in the reporting issuer’s business or corporate structure;
(g) a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;
(h) a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;
(i) the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;
(j) a solicitation of proxies from securityholders;
(k) an action similar to any of those enumerated above.

The Acquiror is acquiring the securities for investment purposes. Depending on market conditions and other factors, The Acquiror may, from time to time, acquire additional Common Shares, Warrants or other securities of the Corporation or dispose of some or all of the Common Shares, Warrants or other securities of the Corporation that it owns at such time. The Acquiror currently has no future intentions relating to the matters listed in clauses (a) to (k) above.

Item 6 - Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer:

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Upon closing of the Offering, the Corporation has agreed to provide to the Acquiror certain rights pursuant to the terms and conditions set out in the Subscription Agreement, including, but not limited to: (i) the right to participate in future financings of the Corporation to maintain the Acquiror’s pro rata ownership interest in the Corporation; and (ii) the right to appoint a nominee to the Corporation’s board of directors. These rights are conditioned on the Acquiror maintaining an ownership interest in the Corporation of 7.5% and 10.0% of the Corporation’s share capital, respectively.

Item 7 - Change in material fact:

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

Not applicable.

Item 8 - Exemption:

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

Item 9 - Certification:

Certificate

I, as the acquiror, certify, or I, as the agent filing the report on behalf of an acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

Date: July 13, 2021

Signed “Jonathan Evans”
Signature

Jonathan Evans, CEO and President
Name/Title